Exhibit 6.10

Globaltech Holdings, Inc.

Employment Contract

Gerald Barber

Chief Executive Officer

July 11, 2017

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EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (the "Agreement") entered into as of the 7th day of July 2017 and between Globaltech Holdings, Inc., a Wyoming corporation (the "Company"), and Gerald Barber, 3905 Longview Landing Ct., Richmond, VA. 23233, an individual (the "Employee").

WITNESSETH:

WHEREAS, the Employee has substantial knowledge and experience relating to the management and operation of Company's businesses, and the Company desires to obtain the services of the Employee in an executive capacity with the Company; and

WHEREAS, the Employee is ready, willing and able to serve the Company, all upon the terms and subject to the conditions hereinafter set forth, and

WHEREAS, the Shareholders and Directors have duly elected the Employee to serve as an officer and director the Company.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, the parties hereto hereby agree as follows:

Part A. Employment.

1. Duties. Subject to the terms and conditions of this Agreement, the Company shall employ the Employee and the Employee shall render services to the Company.

2. Time of Employment. Throughout the period of his employment hereunder the Employee will devote a substantial amount of his professional and business time, attention, knowledge and skills to faithfully, diligently and to the best of his abilities perform his duties hereunder. Employee shall devote at least 40 hours per week of his time to his duties hereunder.

It is expected that the Employee will render his services primarily at the Company's offices and from his present office, or such address as the Employee shall deem fit in his discretion, provided that the Employee will engage in such traveling as may be reasonably required in connection with the performance of his duties hereunder.

3. Title. The Company will initially cause the Employee to be appointed as the Chief Executive Officer and a Director of the Company.

4. Ability to Perform. The Employee hereby represents and warrants to the Company that he is under no legal disability and has entered into no agreements that in any way limit or render the Employee incapable of performing his obligations under the Agreement or his fiduciary duties as an Employee of the Company. The Employee further covenants that he will not impair his ability to carry out his obligations under the Agreement or his fiduciary duties by entering into any agreement or in any way assisting others, directly or indirectly, to enter into any agreement which will violate the confidentiality and non-competition provisions of Part D of the Agreement.

Part B. Term of Employment; Termination of Agreement.

1. Term. Subject to prior termination in accordance with the provisions hereof, the term of the Agreement shall commence on the date hereof and shall continue during his term of service as an Employee (the "Term").

2. Termination For Cause. Anything contained in Section 1 of the Part B to the contrary notwithstanding, the Agreement may be terminated at the option of the the Board of Directors of the Company (the "Board") for "Cause" (as hereinafter defined), effective upon the giving of written notice of termination to the Employee. As used herein, the term "Cause" shall mean and be limited to:

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(a) any act committed by the Employee against the Company, or any of its subsidiaries or divisions, constituting: (i) fraud, (ii) misappropriation of corporate opportunity, breach of fiduciary duty or nondisclosure of a conflict of interest, (iii) self-dealing, (iv) embezzlement of funds, (v) felony conviction for conduct involving moral turpitude or other criminal conduct, or (vi) the willful disregard by the Employee of the reasonable directions of the Directors; (vii) any conduct materially detrimental to the Company or its customers, or

(b) the breach or default by the Employee in the performance of any material provision of the Agreement (including but not limited to Part D below); or

(c) alcoholism or any other form of addiction which impairs the Employee's ability to perform his duties hereunder.

3. Death or Disability. Anything contained in Section 1 of the Part B to the contrary notwithstanding, the Agreement may be terminated by the Company: (i) upon the death of the Employee, or (ii) on thirty (30) days' prior written notice to the Employee, in the event that the Employee shall be physically or mentally disabled or impaired so as to prevent his from continuing the normal and proper performance of his duties and responsibilities hereunder for a period of three (3) consecutive months. The initial determination as to whether the Employee is disabled or impaired shall be made by the physician regularly treating the condition causing the disability. The Company shall have the right to require the Employee to be examined by a physician duly licensed to practice medicine in the State in which the Employee has his primary residence to determine such physician's opinion as to the Employee's disability. If such physician's opinion differs from that of the physician treating the Employee, or a physician thereafter retained by the Employee, they shall forthwith select a third physician so licensed whose opinion, after examination and review of available information, shall be conclusive and binding upon all parties hereto. All costs of the physician regularly treating or thereafter retained by the Employee shall be paid by the Employee. All costs of the physician retained by the Company shall be paid by the Company. If a third physician is required, then the costs of that physician shall be paid by the Company.

4. No Further Obligations. Upon any termination of the Agreement by the Company for "Cause" pursuant to Section 2 of the Part B, or by reason of the Employee's death or disability pursuant to Section 3 of the Part B, neither the Company nor any subsidiary or division thereof shall be liable for or be required to pay to the Employee any further remuneration, compensation or other benefits hereunder.

Part C. Compensation; Expenses.

1. Base Compensation. As compensation for his services during the Term, the Company shall pay or cause to be paid to the Employee remuneration as determined by the disinterested members of the Company's Board of Directors.

Employee shall receive a base salary of $400,000 per year, to be paid monthly. Provided, however, that payment of such compensation may be deferred, in whole or in part, by the Company if in the sole discretion of the Board such payment would unreasonably impact the solvency and cash flow of the Company.

Employee shall be eligible to receive a cash bonus of up to $200,000 per calendar quarter under the Company's Annual Bonus Performance Plan for Executive Officers. Performance standards under such Plan shall be set by the disinterested directors of the Company through negotiation with the Employee. Provided, however, that payment of such bonus compensation may be deferred, in whole or in part, by the Company if in the sole discretion of the Board such payment would unreasonably impact the solvency and cash flow of the Company.

2. Benefits. In addition to the foregoing compensation, the Employee and his wife, shall, throughout the period of his employment hereunder, be eligible to participate in any and all group health, group life and/or other benefit plans generally made available by the Company to its Employees, provided that nothing herein contained shall be deemed to require the Company to maintain or continue any plan or policy.

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3. Expenses. In addition to the compensation set forth above, throughout the period of the Employee's employment hereunder, the Company shall also reimburse the Employee or cause the Employee to be reimbursed, upon presentment by the Employee to the Company of appropriate receipts and vouchers therefore, for any reasonable, approved business expenses incurred by the Employee in connection with the performance of his duties and responsibilities hereunder; provided, however, that in order to be reimbursable hereunder, any such expense must be deductible (in whole or in part) by the Company for federal income tax purposes. Specifically, Company shall reimburse Employee for actual travel costs and expenses, such as travel, food & lodging, but not for time and participation. Employee will fly coach class in the United States and Business Class for any international flights. The Company will pay such expenses after Employee submits his expense report. Payment shall be in approximately two weeks after the expense report is received. The Company shall not reimburse Employee for secretarial and staff support at his home office.

4. Management Stock Bonus Shares. As a bonus for signing this Agreement, Employee shall receive, under the Company's Management Stock Bonus Plan, as adopted July 11, 2017, a total of Forty Million (40,000,000) shares of Employer's $0.001 par value Common Stock, such stock to be fully vested over a three year period at the rate of 33% per year.

Part D. Confidentiality; Non-Competition.

As a material inducement to cause the Company to enter into the Agreement, the Employee hereby covenants and agrees that:

1. Confidential Information. The Employee shall, at all times during and subsequent to the Term, keep secret and retain in strictest confidence all confidential matters of the Company, and the "know-how", trade secrets, technical processes, inventions, equipment specifications, equipment designs, plans, drawings, research projects, confidential client lists, details of client, subcontractor or consultant contracts, pricing policies, operational methods, marketing plans and strategies, project development, acquisition and bidding techniques and plans, business acquisition plans, and new personnel acquisition plans of the Company and its subsidiaries and divisions (whether now known or hereafter learned by the Employee), except to the extent that (i) such information is generally available to the public without restriction, (ii) the Employee obtains confidentiality agreements with respect to such confidential information, (iii) the Employee is requested by the Board of Directors of the Company or a Committee thereof, or by the Chairman of the Company, to disclose such confidential information, (iv) such information is provided to a customer of the Company pursuant to a request received from such customer in the ordinary course of business, or (v) the Employee is under compulsion of either a court order or a governmental agency's or authority's inquiry, order or request to so disclose such information.

2. Property of the Company.

(a) Except as otherwise provided herein, all lists, records and other non-personal documents or papers (and all copies thereof) relating to the Company and/or any of its subsidiaries or divisions, including such items stored in computer memories, on microfiche or by any other means, made or compiled by or on behalf of the Employee, or made available to the Employee, are and shall be the property of the Company, and shall be delivered to the Company on the date of termination of the Employee's employment with the Company, or sooner upon request of the Company at any time or from time to time.

(b) All inventions, including any procedures, formulas, methods, processes, uses, apparatuses, patterns, designs, plans, drawings, devices or configurations of any kind, any and all improvements to them which are developed, discovered, made or produced, and all trade secrets and information used by the Company and/or its subsidiaries and divisions (including, without limitation, any such matters created or developed by the Employee during the term of the Agreement), shall be the exclusive property of the Company or the subject subsidiary, and shall be delivered to the Company or the subject subsidiary (without the Employee retaining any copies, components or records thereof) on the date of termination of the Employee's employment with the Company; provided, however, that nothing herein contained shall be deemed to grant to the Company any property rights in any inventions or other intellectual property which may at any time be developed by the Employee which is wholly unrelated to any business then engaged in or under development by the Company.

3. Employees of the Company. The Employee shall not, at any time (whether during the term of the Agreement or at any time thereafter), directly or indirectly, for or on behalf of any business enterprise other than the Company and/or its subsidiaries and affiliates, solicit any employee, distributor or any other affiliate of the Company or any of its subsidiaries to leave his or his employment with the Company or such subsidiary, or encourage any such person to leave such employment or relationship, without the prior written approval of the Company in each instance.

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4. Non-Competition. For so long as the Employee shall be receiving any compensation or remuneration under the Agreement, and for a further period of one (1) year thereafter, the Employee shall not, directly or indirectly, whether individually or as an employee, distributor, affiliates, stockholder (other than the passive ownership of up to 5% of the capital stock of a publicly traded corporation), partner, joint venturer, agent or other representative of any other person, firm or corporation, engage or have any interest in any business (other than the Company or any of its subsidiaries or affiliates) which, in any country in which the Company or any of its subsidiaries or divisions does or solicits business during the Term, is engaged in or derives any revenues from performing any functionally equivalent services or marketing any functionally equivalent products as those services provided and products marketed by the Company or any of its subsidiaries or divisions during the Term.

5. Severability of Covenants. The Employee acknowledges and agrees that the provisions of the Part D are (a) made in consideration of the premises and undertakings of the Company set forth herein, (b) made for good, valuable and adequate consideration received and to be received by the Employee, and (c) reasonable and necessary, in terms of the time, geographic scope and nature of the restrictions, for the protection of the Company and the business and good will thereof. It is intended that the provisions of the Part D be fully severable, and in the event that any of the foregoing restrictions, or any portion of the foregoing restrictions, shall be deemed contrary to law, invalid or unenforceable in any respect by any court or tribunal of competent jurisdiction, then such restrictions shall be deemed to be amended, modified and reduced in scope and effect, as to duration and/or geographic area, only to that extent necessary to render same valid and enforceable (and in such reduced form, such provisions shall then be enforceable), and any other of the foregoing restrictions shall be unaffected and shall remain in full force and effect.

6. Equitable Remedies. The parties hereby acknowledge that, in the event of any breach or threatened breach by the Employee of the provisions of the Part D, the Company will suffer irreparable harm and will not have an adequate remedy at law. Accordingly, in the event of any such breach or threatened breach, the Company may seek and obtain appropriate equitable relief to restrain or enjoin such breach or threatened breach and/or to compel compliance herewith.

7. Trade Secrets. The Parties hereby agree and stipulate that any confidential information of the Parties shall be deemed a "trade secret" as that term is defined under the Economic Espionage Act of 1996 (the "Act"), and further agree and stipulate that the Parties by the Agreement have taken all reasonable steps under the Act to keep such information secret.

8. Other Employment. Notwithstanding anything else in this Agreement, Employer understands and agrees that Employee has prior employment and duties with other companies. Such employment and duties shall not be a breach of this Agreement.

Part E. Miscellaneous.

1. Binding Effect. All of the terms and conditions of the Agreement shall be binding upon and inure to the benefit of the Employee, the Company and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns.

2. Notices. Except as may otherwise be provided herein, any notice, request, demand or other communication required or permitted under the Agreement shall be in writing and shall be deemed to have been given when delivered personally or when mailed by certified mail, return receipt requested, addressed to a party at the address of such party first set forth above, or at such other address as such party may hereafter have designated by notice.

3. Waivers. Neither the Agreement nor any of the terms or conditions hereof may be waived, amended or modified except by means of a written instrument duly executed by the party to be charged therewith.

4. Captions. The captions and headings used in the Agreement are for convenience of reference only, and shall not affect the construction or interpretation of the Agreement or any of the provisions hereof.

5. Governing Law. The Agreement, and all matters or disputes relating to the validity, construction, performance or enforcement hereof, shall be governed by, and construed under, the laws of the State of Georgia, without giving effect to principles of conflicts of laws thereof.

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6.   Counterparts. The Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original hereof, but all of which together shall constitute one and the same instrument.

7.   Arbitration. Except for any court action or proceeding to obtain equitable relief in respect of the provisions of Part E above, any dispute involving the interpretation or application of the Agreement shall be resolved by final and binding arbitration before an arbitrator designated by, and mutually acceptable to, the Company and the Employee. In the event that the parties cannot agree to the appointment of a mutually acceptable arbitrator, the subject dispute shall be resolved by final and binding arbitration before one or more arbitrators designated by the American Arbitration Association in Atlanta, Georgia unless mutually agreed to otherwise. The award of any of such arbitrator(s) may be enforced in any court of competent jurisdiction.

8.   Assignment.

(a)    The Agreement is intended for the sole and exclusive benefit of the parties hereto and their respective heirs, executors, administrators, personal representatives, successors and permitted assigns, and no other person or entity shall have any right to rely on the Agreement or to claim or derive any benefit herefrom absent the express written consent of the party to be charged with such reliance or benefit.

(b)   The Employee may not assign or otherwise transfer any of his obligations or duties hereunder to any other person, firm or corporation, it being understood and agreed that the Agreement is intended to be for the personal services of the Employee only and of no other person.

(c)    The Company shall have the right, at any time and from time to time, to cause any payments required hereunder to be made by any subsidiary of the Company. Furthermore, the Company may assign the Agreement to any successor-in-interest who may acquire, whether by direct purchase, sale of securities, merger or consolidation, the assets, business or properties of the Company; provided that no such assignment shall relieve the Company of its duties and obligations to the Employee hereunder, without the prior written consent of the Employee.

IN WITNESS WHEREOF, the parties hereto have executed the Agreement on and as of the date first set forth above.

Globaltech Holdings, Inc.

By:	/s/ Scott Miller 7/19/17
	Scott Miller	Witness
Chief Operating Officer

/s/ Gerald Barber 07/11/17
	Gerald Barber	Witness
Employee

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